Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285


                                                  OFFICE OF THE GENERAL COUNSEL


                                                  August 9, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

       Attn:  Document Control--EDGAR

       Re:  SCHEDULE 13G AMENDMENT NO. 2


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc., Lehman Brothers Capital Partners II L.P., Lehman Brothers Merchant Banking Portfolio Partnership L.P., Lehman Brothers Offshore Investment Partnership L.P. and Lehman Brothers Offshore Partnership -- Japan L.P., (the "Reporting Persons"), submitted in electronic form for filing, is an Amendment No. 2 to a Schedule 13G relating to the Reporting Person's ownership of Common Stock of Lear Seating Corporation

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


                                                       Very truly yours,

                                                       /s/ Karen C. Manson
                                                      -----------------
                                                      Karen C. Manson
                                                      Vice President
                                                      Secretary


Enclosure

cc:      Lear Seating Corporation
         New York Stock Exchange